FORM 11-K

               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549



(MARK ONE)

(X)  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the Calendar year ended December 31, 2000

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
     OF THE SECURITIES  EXCHANGE ACT OF 1934

      For the transition period from _________ to _________

                Commission File Number     1-5807
                                          --------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Ennis Business Forms, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Ennis Business Forms, Inc.
               1510 North Hampton Road, Suite 300
                        DeSoto, TX  75115

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

         Financial Statements and Supplemental Schedule
                      (Modified Cash Basis)

                   December 31, 2000 and 1999

           (With Independent Auditors' Report Thereon)

             ENNIS BUSINESS  FORMS, INC. 401(k) PLAN

                        Table of Contents



                                                            Page

  Independent Auditors' Report                                1

  Statements of  Net Assets Available for Benefits
    (Modified Cash Basis) at December 31, 2000 and 1999       2

  Statement of Changes in Net Assets Available for
     Benefits (Modified Cash Basis) for the year ended
     December 31, 2000                                        3

  Notes to Financial Statements (Modified Cash Basis)         4

  Schedules*

  Schedule H, Line 4i - Schedule of Assets (Held at
       End of Year) - December 31, 2000                       9


 * All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
   Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                  Independent Auditors' Report



To the Participants and Administrator
Ennis Business Forms, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Ennis Business Forms, Inc. 401(k) Plan (the Plan) (Modified Cash Basis) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ennis Business Forms, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the change in its net assets available for benefits for the year ended December 31, 2000 in conformity with the modified cash basis of accounting as described in note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                           /s/ KPMG LLP

Dallas, Texas
June 29, 2001

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

         Statements of Net Assets Available for Benefits
                      (Modified Cash Basis)

                   December 31, 2000 and 1999


                                          2000         1999
                                          ----         ----

Assets:
  Investments, at fair value (note 3):
   Investments held by Trustee          $7,750,580   $7,377,219
   Participant loans                       336,343      226,273
                                        ----------   ----------

          Net assets available
             for benefits               $8,086,923   $7,603,492
                                        ==========   ==========






See accompanying notes to financial statements.





























                                2

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             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

    Statement of Changes in Net Assets Available for Benefits
                      (Modified Cash Basis)

                  Year ended December 31, 2000



Additions to net assets attributed to:
  Contributions - employees                     $1,710,601
  Contributions - employer                          64,276
  Investment income:
    Interest and dividends                         116,796
    Net depreciation in fair value of
      investments                                 (698,093)
                                                ----------

            Total investment income              1,193,580

Deductions from net assets attributed to:
    Administrative expenses                        (14,079)
    Benefits paid and withdrawals                 (696,070)
                                                ----------

            Net increase in net assets
              available for benefits               483,431

Net assets available for benefits at
  beginning of year                              7,603,492
                                                ----------

Net assets available for benefits at
  end of year                                   $8,086,923
                                                ==========




See accompanying notes to financial statements.

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                  Notes to Financial Statements
                      (Modified Cash Basis)

                   December 31, 2000 and 1999

1.   Description of the Plan

     The following description of the Ennis Business Forms, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    (a)  General

         The Plan was formed February 1, 1994 and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code
         (IRC). In addition, the financial statements have been prepared in compliance with ERISA.

    (b)  Eligibility

         Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.

    (c)  Contributions

         Participants may make deductible voluntary contributions to the Plan ranging from 1% to 20% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for 50% employer matching contribution or discretionary employer contributions not to exceed $1,000 for certain employees not enrolled in the Company's retirement plan. Eligibility for employer contributions depends on the participant's employment location.

    (d)  Participant Accounts

         Each participant's account is credited with the participant's contribution and allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document.
         The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested interest in his or her account.

    (e)  Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon and qualified employer matching contributions.

    (f)  Loans

         Under provisions of the Plan, participants may borrow
         up to 50% of their total account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant's Plan account with all payments of principal and interest credited to
         the participant's account.   A maximum number of two
         outstanding loans are allowed per individual. The minimum loan is $1,000 and requires a $75 set-up fee payable for each loan.

                                4                     (Continued)

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                  Notes to Financial Statements
                      (Modified Cash Basis)

                   December 31, 2000 and 1999

2.   Summary of Significant Accounting Policies

    (a)  Basis of Accounting

         The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned, and certain deductions are recognized when paid rather than when the obligation is incurred. Investments are adjusted to fair value for presentation in the accompanying financial statements. Purchases and sales are recorded on a trade-date basis. The modified cash basis of accounting is a comprehensive basis of accounting other than generally accepted accounting principles.

    (b)  Use of Estimates

         The preparation of the financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    (c)  Valuation and Net Depreciation in the Fair Value of
         Investments

         Fair value of investments is determined by quoted market prices as reported by the Trustee. Participant loans are recorded at estimated fair value, consisting of outstanding principal and any related accrued interest. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    (d)  Income Recognition

         Interest on investments is recorded as income in the period in which it is earned. Dividends are recorded on the ex-dividend date.

    (e)  Benefits paid to Participants

         Benefits paid to participants are recorded as a reduction of assets available for benefits when paid.

    (f)  Risk and Uncertainties

         The Plan provides for various investment options in any combination of investments and investment funds. Investments and investment funds are exposed to various risks, such as interest rate, market and credit risk.
         Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the Statement of Assets Available for Benefits.


                                5                     (Continued)

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                  Notes to Financial Statements
                      (Modified Cash Basis)

                   December 31, 2000 and 1999

3.  Investments

    Participants may direct the allocation of amounts deferred to the available investment funds. Provisions of the plan allow participant contributions in 5% increments to be vested in any of the available funds.

    The Plan's investments, at fair value, at December 31, 2000 and 1999 were comprised of the following:

                                                 2000        1999
                                                ------      ------
   Money Market:
    INVESCO IRT Stable Value Fund            $  527,061    568,490
    Wells Fargo Treasury Plus Money Market      131,401         --
   Intermediate Bond Fund:
    INVESCO Select Income Fund                   58,293     25,163
   Balanced:
    INVESCO Total Return Fund                        --    987,606
    Janus Balanced Fund                         917,902         --
   Lifestyle:
    Wells Fargo LifePath 2010 Fund                3,766         --
    Wells Fargo LifePath 2020 Fund                9,177         --
    Wells Fargo LifePath 2030 Fund               23,368         --
    Wells Fargo LifePath 2040 Fund                1,361         --
   Large Capital Value Equity:
    American Century Income & Growth Fund        18,472         --
   Large Capital Blend:
    INVESCO Equity Income                            --  2,156,348
    Wells Fargo Index Fund                       25,769         --
    Goldman Sachs Capital Growth              1,972,872         --
   Large Capital Growth:
    Wells Fargo Large Company Growth Fund        77,553         --
   Large Capital Aggressive Growth:
    Janus Twenty Fund                           114,916         --
   Mid-Capital:
    INVESCO Dynamics Fund                     3,637,276  3,586,397
   Small Capital:
    INVESCO Small Capital Growth Fund            60,203         --
   International/Global Equity:
    INVESCO IRT International Equity Fund            --     53,215
    Janus Worldwide Fund                        162,227         --
   Ennis Business Forms, Inc. Common Stock        8,963
                                                                --
   Participant loans                            336,343    226,273
                                             ----------  ---------

              Total investments              $8,086,923  7,603,492
                                             ==========  =========


                               6                     (Continued)

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                  Notes to Financial Statements
                      (Modified Cash Basis)

                   December 31, 2000 and 1999

   The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 2000 and 1999:

                                          December 31,
                                     ----------------------
                                        2000         1999
                                      ----------   ---------
    INVESCO Equity Income             $       --   2,156,348
    INVESCO Dynamics Fund              3,637,276   3,586,397
    INVESCO IRT Stable Value Fund        527,061     568,490
    INVESCO Total Return Fund                 --     987,605
    Janus Balanced Fund                  917,902          --
    Goldman Sacks Capital Growth       1,972,872          --
    Other - less than 5%               1,031,812     304,652
                                     -----------   ---------

        Total investments             $8,086,923   7,603,492
                                      ==========   =========

4.   Plan Termination

     Although the Company has not expressed any intent to do so, it has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

5.   Tax Status of Plan

     The Internal Revenue Service (the IRS) has determined and informed the Company by letter dated September 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's management believe that the Plan is currently being operated within the applicable IRS rules and regulations.

6.   Related Party and Party-in-interest

     The Plan held 1,542 shares of Ennis Business Forms, Inc. common stock with a fair value of $8,963 at December 31, 2000. The Company paid dividends of $.60 per share in 2000. During 2000, the Plan made six purchases of these securities totaling $8,744.

7.   Transfer to New Trustee

     Effective March 31, 2000, the Plan changed its Trustee from INVESCO Trust Company to Wells Fargo Retirement Plan
     Services.

8.   Plan Amendments

     Effective March 31, 2000, an agreement was executed to change the Trustee from INVESCO to Wells Fargo. As a result, the eligibility requirements were changed from attainment of age 21 and 90 days of service to attainment of age 18 and only 60 days of service. No other significant amendments were made that would have a significant impact on plan assets.

                               7                     (Continued)

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                  Notes to Financial Statements
                      (Modified Cash Basis)

                   December 31, 2000 and 1999

9.   Subsequent Event

     Effective February 1, 2001, the Plan was amended to merge the net assets of the Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan into the Plan.

10.  New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and
     Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

                                                                      Schedule 1

                     ENNIS BUSINESS FORMS, INC. 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000

          (b)  Identity of issue         (c) Description of investments       (d) Current
             borrower, lessor                       including                    value
             or similar party           maturity date, rate of interest,
                                       collateral, par, or maturity value
        ----------------------       ---------------------------------------  ---------

   (a)  INVESCO Family of Funds*     Invesco IRT Stable Value Fund              $ 527,061
        Wells Fargo Fund*            Wells Fargo Treasury Plus Money Market       131,401
        INVESCO Family of Funds*     Invesco Select Income Fund                    58,293
        Janus                        Janus Balanced Fund                          917,902
        Wells Fargo Fund*            Wells Fargo LifePath 2010 Fund                 3,766
        Wells Fargo Fund*            Wells Fargo LifePath 2020 Fund                 9,177
        Wells Fargo Fund*            Wells Fargo LifePath 2030 Fund                23,368
        Wells Fargo Fund*            Wells Fargo LifePath 2040 Fund                 1,361
        American Century
          Investments                American Century Income & Growth Fund         18,472
        Wells Fargo Fund*            Wells Fargo Index Fund                        25,769
        Goldman Sachs Asset
          Management                 Goldman Sachs Capital Growth Fund          1,972,872
        Wells Fargo Fund*            Wells Fargo Large Company Growth Fund         77,553
        Janus                        Janus Twenty Fund                            114,916
        INVESCO Family of Funds*     Invesco Dynamics Fund                      3,637,276
        INVESCO Family of Funds*     Invesco Small Capital Growth Fund             60,203
        Janus                        Janus Worldwide Fund                         162,227
        Ennis Business Forms, Inc.*  Ennis Business Forms, Inc. Common Stock        8,963
        Loan to participants*        Interest rates ranged from 9.75% to
                                        11.5% during the Plan year                336,343
                                                                               ----------

                                          Total investments                    $8,086,923
                                                                               ==========

        * Party-in-interest

        Note:  Information on cost of the investments is excluded as all investments are participant directed.

        See accompanying independent auditors' report.

                                        9

                           SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          ENNIS BUSINESS  FORMS, INC.
                          401(k) PLAN



   Date:  June 29, 2001  /s/ Robert M. Halowec
                         ---------------------------------
                          Robert M. Halowec,
                          Vice President - Finance and
                          Chief Financial Officer
                          Ennis Business Forms, Inc.


   Date:  June 29, 2001  /s/ Harve Cathey
                         ----------------------------------
                          Harve Cathey,
                          Secretary and Treasurer,
                          Principal Accounting Officer
                          Ennis Business Forms, Inc.






















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